As confidentially submitted with the Securities and Exchange Commission on December 9, 2015.

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

China Rapid Finance Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	6199	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

5th Floor, Building D, BenQ Plaza

207 Songhong Road

Changning District, Shanghai 200335

People’s Republic of China

+86-21-6032-5999

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Corporation Service Company

1180 Avenue of the Americas, Suite 210

New York, New York 10036

(800) 927-9801

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Alan Seem, Esq. Shearman & Sterling LLP 1460 El Camino Real, 2nd Floor Menlo Park, California 94025-4110 United States of America (650) 838-3600	Adam Fleisher Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225-2000	Robert K. Williams Cleary Gottlieb Steen & Hamilton LLP c/o 37th Floor, Hysan Place 500 Hennessy Road Causeway Bay, Hong Kong + (852) 2521 4122

Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(2)(3)	Amount of registration fee
Ordinary Shares, par value $0.0001 per share(1)	$	$

(1)	American depositary shares issuable upon deposit of ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333- ). Each American depositary share represents ordinary shares.
(2)	Includes ordinary shares that are issuable upon the exercise of the underwriters’ over-allotment option. Also includes ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public. These ordinary shares are not being registered for the purpose of sales outside the United States.
(3)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

EXPLANATORY NOTE

This Amendment No. 2 is being filed solely for the purpose of filing certain exhibits to this registration statement on Form F-1, or the Registration Statement, and to amend and restate the exhibit index set forth in Part II of the Registration Statement. No changes have been made to Part I or II of the Registration Statement other than this explanatory note as well as revised versions of the cover page and exhibit index for the Registration Statement. This Amendment No. 2 does not contain copies of the prospectus included in the Registration Statement, which remains unchanged from Amendment No. 1, filed on December 2, 2015.

1

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to the public interest, such as providing indemnification against civil fraud or the consequences of committing a crime. Our post-offering memorandum and articles of association provide that each officer or director of our company shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such director or officer, other than by reason of such person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Under the form of indemnification agreements filed as Exhibit 10.5 to this registration statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued and sold the securities described below without registering the securities under the Securities Act. None of these transactions involved any underwriters’ underwriting discounts or commissions, or any public offering. We believe that each of the following issuances to private placement investors was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act or pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering. We believe that our issuances of incentive shares to our employees, directors, officers and consultants were exempt from registration under the Securities Act in reliance on Rule 701 under the Securities Act.

Convertible Note Sales

From February 21, 2015 through June 25, 2015, we issued and sold Subsequent Notes to 27 accredited investors in the aggregate principal amount of $30,300,000 with non-compounding interest at 8% per annum, $10,370,000 of which was issued to Broadline Capital XI LLC, $3,230,000 of which was issued to Broadline Capital XII LLC and the remaining portion was issued to other investors. The outstanding principal plus accrued interests on the Subsequent Notes was converted into Series C Preferred Shares at a conversion price of 90% of the Series C preferred share issuance price set forth in the share purchase agreement of the Series C preferred share placement.

Series C Preferred Share Sales

On or around July 1, 2015, China Risk Finance LLC issued and sold 187,688 Series C preferred shares to Harvest Equity Company Limited, an accredited investor, at a price per share of US$26.64 and total consideration of $5,000,008.

On or around July 1, 2015, immediately after the initial closing of the Series C preferred share placement, the holders of the Subsequent Notes exercised their right to convert into Series C Preferred Shares at a conversion price of 90% of the Series C preferred share issuance price (at a conversion price per share of US$23.98), resulting in 1,281,542 Series C preferred shares being issued to the holders of the Subsequent Notes, including 439,841 Series C preferred shares being issued to Broadline Capital XI LLC and 135,245 Series C preferred shares being issued to Broadline Capital XII LLC.

Incentive Share Issuances

On January 31, 2015, we granted 718,500 incentive shares to certain of our officers, employees and advisors pursuant to our EISAs and AISAs with reserve amounts of $1.0789. These incentive shares will become vested in two equal tranches on January 31, 2019 and January 31, 2020.

On January 31, 2014, we granted 899,600 incentive shares to certain of our officers, employees and advisors pursuant to our EISAs and AISAs with reserve amounts of $1.0789. These incentive shares will become vested in two equal tranches on January 31, 2018 and January 31, 2019.

On January 31, 2013, we granted 1,192,000 incentive shares to certain of our officers, employees and advisors pursuant to our EISAs and AISAs with reserve amounts of $1.0789. These incentive shares will become vested in two equal tranches on January 31, 2017 and January 31, 2018.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

a)	Exhibits

See Exhibit Index beginning on page II-7 of this registration statement.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosure that was made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to make the statements in this registration statement not misleading.

b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)	For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Shanghai, People’s Republic of China, on                     , 2015.

China Rapid Finance Limited

By:
	Name:	Dr. Zane Wang
	Title:	Chief Executive Officer and Executive Director

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Dr. Zane Wang and Kerry Shen as attorneys-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended, or the Securities Act, and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant, including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1, or the Registration Statement, to be filed with the Securities and Exchange Commission with respect to such ordinary shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
Name: Dr. Zane Wang	Chief Executive Officer and Executive Director (principal executive officer)

Name: Kerry Shen	Chief Financial Officer (principal financial and accounting officer)

Name: Douglas L. Brown	Non-Executive Director

Name: Andrew Mason	Non-Executive Director

Name: Christopher Thorne	Non-Executive Director

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of China Rapid Finance Limited, has signed this Registration Statement or amendment thereto in on                     , 2015.

Authorized U.S. Representative

By:
Name:
Title:

CHINA RAPID FINANCE LIMITED

EXHIBIT INDEX

1.1*	Form of Underwriting Agreement

3.1†	Second Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect

3.2*	Form of Third Amended and Restated Memorandum and Articles of Association of the Registrant

4.1*	Registrant’s Specimen American Depositary Receipt

4.2*	Registrant’s Specimen Certificate for Ordinary Shares

4.3*	Form of Deposit Agreement, dated as of , 2015 among the Registrant, the Depositary and Beneficial Owners of the American Depositary Receipts

5.1*	Opinion of Maples and Calder regarding the validity of the ordinary shares being registered and certain other legal matters

8.1*	Opinion of Maples and Calder regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

8.2*	Opinion of Haiwen & Partners regarding certain PRC tax matters (included in Exhibit 99.2)

10.1	Series C Preferred Share Purchase Agreement dated July 1, 2015

10.2	Amended and Restated Investor Rights Agreement dated July 1, 2015

10.3	Amended and Restated Registration Rights Agreement dated July 1, 2015

10.4*	2015 Equity Incentive Plan

10.5*	Form of Indemnification Agreement with Executive Officers and Directors

10.6	Form of Advisory and Incentive Share Agreement

21.1*	List of Subsidiaries of the Registrant

23.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP

23.2*	Consent of Maples and Calder

23.3*	Consent of Haiwen & Partners

23.4†	Consent of Oliver Wyman Inc.

24.1*	Powers of Attorney (included on signature page in Part II of the registration statement)

99.1*	Code of Business Conduct and Ethics of the Registrant

99.2*	Opinion of Haiwen & Partners regarding certain PRC law matters

*	To be filed by amendment.
†	Previously filed